aub 13

17009841

SEC
Mail Processing
Section

MAR 01 2017

Washington DC
415

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-45502 |

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 AND ENDING 12/31/2016

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: HP Securities Inc

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO. 8-45502

address 1500 SW 1st Ave- Suite 910

address Portland Oregon 97201

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Hans Powers (503)719-4681

(Area Code — Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BF Borgers CPA PC

| 5400 West Cedar Avenue | Lakewood | CO | 80226 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

CHECK ONE:

X Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

**FOR OFFICIAL USE ONLY**

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement offacts and circumstances relied on as the basisfor the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

hs

**OATH OR AFFIRMATION**

I, Hans Powers swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of HP Securities Inc., as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Signature

CFO/FINOP

Notary Public

OFFICIAL STAMP
WILLIAM T DEHEN
NOTARY PUBLIC-OREGON
COMMISSION NO. 955044
MY COMMISSION EXPIRES OCTOBER 13, 2020

This report ** contains (check all applicable boxes):

☒(a) Facing Page.

X (b) Statement of Financial Condition.

X(c) Statement of Income (Loss).

X(d) Statement of Changes in Financial Condition.

X(e) Statement of Changes in Stockholders Equity of Partners or Sole Proprietors Capital.

☐(f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.

X(g) Computation of Net Capital (including reconciliation of X-17A-5 Part II filing with this Rule 17a-5(d) report, if applicable).

☐(h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.

X(i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.

X(j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the
Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.

☐(k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation

X(1) An Oath or Affirmation.

☐(m) A copy of the SIPC Supplemental Report.

☐(n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

X(o) Independent Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3*

# HP SECURITIES, INC.

## STATEMENT OF FINANCIAL CONDITION

## YEAR ENDED DECEMBER 31, 2016

The report is deemed **CONFIDENTIAL** in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934. A statement of financial condition has been filed with the Securities and Exchange Commission simultaneously herewith as a **PUBLIC DOCUMENT.**

**HP SECURITIES, INC.**

**CONTENTS**


| | Page |
|---|---|
| Independent Auditors' Report | 3 |
| Statement of Financial Condition | 4 |
| Statement of Operations | 5 |
| Statement of Changes in Shareholders' Equity | 6 |
| Statement of Cash Flows | 7 |
| Notes to Financial Statements | 8 |
| Supplemental Schedule: | |
| Computation of Net Capital Pursuant to Uniform Net Capital Rule 15c3-1 | 11 |
| Independent Auditors' Report on Internal Accounting Control Required by SEC Rule 17a-5(d) | 12 |

BFBorgers CPA PC
Certified Public Accountants
www.bfbcpa.us

# Report of Independent Registered Public Accounting Firm

The Board of Directors of
HP Securities, Inc.

We have audited the accompanying statement of financial condition of HP Securities, Inc. (the "Company") as of December 31, 2016, and the related statements of operations, changes in shareholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of HP Securities, Inc. as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The information contained in the supplemental schedule listed in the accompanying index has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

B F Borgers CPA PC

Lakewood, Colorado
February 27, 2017

HP SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2016

ASSETS

| | | |
|---|---|---|
| Cash | $ | 3,033 |
| Receivable from clearing broker | | 22,759 |
| Stock Warrants/Options | $ | 596 |
| | | **26,388** |

LIABILITIES AND SHAREHOLDER'S EQUITY

| | | |
|---|---|---|
| **LIABILITIES:** | | |
| Commissions payable | $ | 6,649 |
| Accounts payable and accrued expenses | | 1,463 |
| ***Total liabilities*** | | 8,112 |
| **CONTINGENCIES** (Note 4) | | |
| **SHAREHOLDERS' EQUITY** (Note 2): | | |
| Common stock, no par value; 1,000 shares authorized; 200 shares issued and outstanding | | 7,500 |
| Additional paid-in capital | | 12,837 |
| Retained earnings as of December 31, 2016 | | (2,061) |
| ***Total shareholder's equity*** | | 18,276 |
| | **$** | **26,388** |

The accompanying notes are an integral part of this statement.

# HP SECURITIES, INC.

## STATEMENT OF OPERATIONS
## DECEMBER 31, 2016

| | | |
|---|---|---|
| **REVENUE:** | | |
| Commissions | $ | 109,217 |
| Other income | | 8,189 |
| ***Total revenue*** | | 117,407 |
| **EXPENSES:** | | |
| Commissions | | 66,160 |
| Clearing costs | | 13,765 |
| General and administrative | | 17,459 |
| Rent | | 11,659 |
| Communications | | 10,387 |
| ***Total expenses*** | | 119,430 |
| **NET LOSS** | **$** | **(2,024)** |

The accompanying notes are an integral part of this statement.

## HP SECURITIES, INC.

## STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
## DECEMBER 31, 2016

| | Common Stock | Additional Paid-In Capital | Retained Earnings |
|---|---|---|---|
| **BALANCES,** December 31, 2015 | $ 7,500 | $ 12,837 | $ (37) |
| Net loss | - | (2,024) | (2,024) |
| **BALANCES,** December 31, 2016 | **$ 7,500** | **$ 12,837** | **$ (2,061)** |

The accompanying notes are an integral part of this statement.

## HP SECURITIES, INC.

## STATEMENT OF CASH FLOW
## DECEMBER 31, 2016

| | | |
|---|---|---|
| **CASH FLOWS FROM OPERATING ACTIVITIES:** | | |
| Net loss | $ | (2,024) |
| Adjustments to reconcile net income to net cash used in operating activities: | | |
| Decrease in receivable from clearing broker | | (873) |
| Decrease in other assets | | (852) |
| Decrease in commissions payable | | 1,006 |
| Decrease in accounts payable and accrued expenses | | 1,263 |
| **NET DECREASE IN CASH** | | (1,480) |
| **CASH,** at beginning of year | | 4,513 |
| **CASH,** at end of year | **$** | **3,033** |

The accompanying notes are an integral part of this statement.

## NOTES TO FINANCIAL STATEMENTS
## DECEMBER 31, 2016

### *NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES*

#### *Organization and Business*

The Company was incorporated in the state of Oregon in December 1992 and is registered as a broker-dealer in securities with the Securities and Exchange Commission. The Company is engaged primarily in the sale of securities.

#### *Agreement with Clearing Broker*

The Company, under Rule 15c3-3(k)(2)(ii), is exempt from the reserve and possession or control requirements of Rule 15c3-3 of the Securities and Exchange Commission. The Company does not carry or clear customer accounts. Accordingly, all customer transactions are executed and cleared on behalf of the Company by its clearing broker on a fully disclosed basis. The Company's agreement with its clearing broker provides that as clearing broker, that firm will make and keep such records of the transactions effected and cleared in the customer accounts as are customarily made and kept by a clearing broker pursuant to the requirements of Rules 17a-3 and 17a-4 of the Securities and Exchange Act of 1934 (the Act). It also performs all services customarily incident thereon, including the preparation and distribution of customer's confirmations and statements and maintenance margin requirements under the Act and the rules of the Self Regulatory Organization of which the Company is a member.

#### *Securities Valuation and Revenue Recognition*

The Company records proprietary transactions, commission revenue and related expenses on a settlement date basis. Differences between trade date and settlement date, if any, are not significant.

#### *Statement of Cash Flows*

For purposes of cash flows, the Company considers money market funds with a maturity of three months or less to be cash equivalents.

#### *Income Taxes*

The financial statements do not include a provision for income taxes because the Company has elected to be taxed as an S Corporation and, accordingly, the Company is not a taxable entity and its owners are taxed on their respective share of the Company's earnings.

The Company is required to determine whether a tax position is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any tax related appeals or litigation processes, based on the technical merits of the position. The Company files an income tax return in the U.S. federal jurisdiction, and may file income tax returns in various U.S. states. The Company is not subject to income tax return examinations by major taxing authorities for years before

## *NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Concluded)*

***Income Taxes (concluded)***

2009. The tax benefit recognized is measured as the largest amount of benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. De-recognition of a tax benefit

***Income Taxes (concluded)***

previously recognized results in the Company recording a tax liability that reduces net assets. However, the Company's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof. The Company recognizes interest accrued related to unrecognized tax benefits and penalties related to unrecognized tax benefits in income taxes payable, if assessed. No interest expense or penalties have been recognized as of and for the year ended December 31, 2015.

***Use of Estimates***

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

## *NOTE 2 - NET CAPITAL REQUIREMENTS*

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. At December 31, 2016, the Company had net capital and net capital requirements of $17,680 and $5,000, respectively. The Company's net capital ratio (aggregate indebtedness to net capital) was 0.46 to 1. According to Rule 15c3-1, the Company's net capital ratio shall not exceed 15 to 1.

## *NOTE 3 - FINANCIAL INSTRUMENTS, OFF-BALANCE SHEET RISKS AND CONTINGENCIES*

In the normal course of business, the Company's client activities ("clients") through its clearing broker involve the execution, settlement, and financing of various client securities transactions. These activities may expose the Company to off-balance sheet risk. In the event the client fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the client's obligations.

## NOTES TO FINANCIAL STATEMENTS
**DECEMBER 31, 2016**

### *NOTE 3 - FINANCIAL INSTRUMENTS, OFF-BALANCE SHEET RISKS AND CONTINGENCIES (concluded)*

The Company has receivables from its clearing broker as shown on the accompanying statement of financial condition. These amounts are not covered by SIPC and are subject to loss should the clearing broker cease business.

The Company's financial instruments, including cash, receivables, payables and other liabilities, are carried at amounts which approximate fair value.

### *NOTE 4 - SUBSEQUENT EVENTS*

The Company has performed an evaluation of subsequent events through the date the financial statements were issued. The evaluation did not result in any subsequent events that required disclosures and/or adjustments.

# SUPPLEMENTARY INFORMATION

## HP SECURITIES, INC.

## COMPUTATION OF NET CAPITAL
## PURSUANT TO UNIFORM NET CAPITAL RULE 15c3-1
## DECEMBER 31, 2015

| | | |
|---|---|---|
| **CREDIT:** | | |
| Shareholders' equity | $ | 18,276 |
| **DEBITS:** | | |
| Other Assets | | 596 |
| ***Total debits*** | | 596 |
| **NET CAPITAL** | | 17,680 |
| Minimum requirements of 6-2/3% of aggregate indebtedness of $8,112 or $5,000, whichever is greater | | 5,000 |
| ***Excess net capital*** | **$** | **12,680** |
| **AGGREGATE INDEBTEDNESS:** | | |
| Commissions payable | $ | 6,649 |
| Accounts payable and accrued expenses | | 1,463 |
| **TOTAL AGGREGATE INDEBTEDNESS** | **$** | **8,112** |
| **RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL** | | **0.46** |

**NOTE:** There are no material differences between the above computation of net capital and the corresponding computation as submitted by the Company with the unaudited Form X-17a-5 as of December 31, 2016.

## Independent Auditor's Report on Internal Control

### Required by SEC Rule 17A-5 for a Broker-Dealer Claiming Exemption from SEC Rule 15c3-3

The Board of Directors of
HP Securities, Inc.

We have reviewed management's statements, included in the accompanying management assertion statement, in which (1) HP Securities, Inc. (the "Company") identified the following provisions of 17 C.F.R. §15c-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3 (2)(ii) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

B F Borgers CPA PC

Lakewood, Colorado
February 27, 2017

**Exemption Report**

To Whom It May Concern,

To the best knowledge and belief of HP Securities, Inc. (the "Company"), the Company claimed exemption from possession or control requirements of SEC Rule 15c3-3 under subparagraph (k)(2)(ii) for the fiscal year ended December 31, 2016. This sub paragraph states:

(k) EXEMPTIONS

(2) The provisions of this rule shall not be applicable to a broker or dealer:

(ii) Who, as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of §§ 240.17a-3 and 240.17a-4 of this chapter, as are customarily made and kept by a clearing broker or dealer.

The Company met the identified exemption provisions throughout the most recent fiscal year without exception.

Hans Power - CFO